Centogene N.V.

Unaudited interim condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2019 and 2020

(in EUR k)

		For the three months ended September 30		For the nine months ended September 30
	Note	2019	2020	2019	2020
Revenue	4, 5	11,638	36,305	33,559	58,129
Cost of sales		6,641	26,059	19,499	39,892
Gross profit		4,997	10,246	14,060	18,237
Research and development expenses		2,011	4,796	6,119	10,606
General administrative expenses		4,884	8,373	16,487	24,038
Selling expenses		1,788	1,300	6,144	6,012
Impairment of financial assets	8	92	1,147	554	2,821
Other operating income	6.1	935	679	2,623	2,425
Other operating expenses	6.2	—	53	2	191
Real estate transfer tax expenses	7	—	—	1,200	—
Operating loss		(2,843)	(4,744)	(13,823)	(23,006)
Interest and similar income		—	—	12	6
Interest and similar expense		1,433	793	1,865	1,504
Financial costs, net		(1,433)	(793)	(1,853)	(1,498)
Loss before taxes		(4,276)	(5,537)	(15,676)	(24,504)
Income tax expenses		—	103	163	232
Loss for the period		(4,276)	(5,640)	(15,839)	(24,736)
Other comprehensive income/(loss), all attributable to equity holders of the parent		(1)	(66)	9	4
Total comprehensive loss		(4,277)	(5,706)	(15,830)	(24,732)
Attributable to:
Equity holders of the parent		(4,247)	(5,708)	(15,674)	(24,671)
Non‑controlling interests		(30)	2	(156)	(61)
		(4,277)	(5,706)	(15,830)	(24,732)
Loss per share - Basic and diluted (in EUR)		(0.27)	(0.27)	(0.99)	(1.20)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of financial position as at December 31, 2019 and September 30, 2020

(in EUR k)

Assets	Note	Dec 31, 2019	Sep, 2020
Non‑current assets
Intangible assets		14,145	16,405
Property, plant and equipment		8,376	13,585
Right-of-use assets		24,932	23,915
Other assets	8	1,948	1,953
		49,401	55,858
Current assets
Inventories		1,809	7,291
Trade receivables and contract assets	8	16,593	25,787
Other assets	8	8,612	4,055
Cash and cash equivalents	9	41,095	28,748
		68,109	65,881
		117,510	121,739

Equity and liabilities	Note	Dec 31, 2019	Sep, 2020
Equity
Issued capital	10	2,383	2,653
Capital reserve	10	98,099	122,801
Retained earnings and other reserves		(40,622)	(66,073)
Non‑controlling interests		(938)	(26)
		58,922	59,355
Non‑current liabilities
Non‑current loans	11.1	1,578	501
Lease liabilities	11.1	18,069	18,052
Deferred tax liabilities		—	219
Government grants	11.2	9,941	9,296
		29,588	28,068
Current liabilities
Government grants	11.2	1,348	1,350
Current loans	11.1	3,688	4,619
Lease liabilities	11.1	3,635	3,295
Trade payables	11.2	8,554	12,052
Other liabilities	11.2	11,775	13,000
		29,000	34,316
		117,510	121,739

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of cash flows for the nine months ended September 30, 2019 and 2020

(in EUR k)

	Note	2019	2020
Operating activities

Loss before taxes		(15,676)	(24,504)

Adjustments to reconcile loss to cash flow from operating activities

Amortization and depreciation	5	4,461	6,943
Interest income		(12)	(6)
Interest expense		1,865	1,504
Gain on the disposal of property, plant and equipment		(532)	—
Expected credit loss allowances on trade receivables and contract assets	8	554	2,821
Share‑based payment expenses	12	5,299	2,542
Real Estate transfer tax expenses	7	1,200	—
Other non‑cash items		(26)	(1,800)

Changes in operating assets and liabilities
Inventories		(240)	(5,482)
Trade receivables and contract assets	8	(3,336)	(12,015)
Other assets	8	(739)	5,605
Trade payables	11.2	3,280	3,498
Other liabilities	11.2	448	1,225

Cash flow used in operating activities		(3,454)	(19,669)

Investing activities

Cash paid for investments in intangible assets	5	(5,366)	(4,781)
Cash paid for investments in property, plant and equipment		(1,266)	(6,641)
Grants received for investment in property, plant and equipment	11.2	341	390
Cash received from the disposals of property, plant and equipment		19,800	—
Interest received		12	6

Cash flow used in investing activities		13,521	(11,026)

Financing activities
Cash received from issuance of shares	10	—	22,430
Cash paid for acquisition of non-wholly owned subsidiary		—	(75)
Cash received from loans	11.1	1,545	1,114
Cash repayments of loans	11.1	(11,871)	(1,260)
Cash received from finance leases		470	—
Cash repayments of lease liabilities	11.1	(1,507)	(2,833)
Interest paid		(1,865)	(1,028)

Cash flow used in financing activities		(13,228)	18,348

Changes in cash and cash equivalents		(3,161)	(12,347)
Cash and cash equivalents at the beginning of the period		9,222	41,095
Cash and cash equivalents at the end of the period		6,061	28,748

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of changes in equity for the nine months ended September 30, 2019 and 2020

		Attributable to the owners of the parent
				Currency			Non-
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2019		1,903	45,342	(16)	(19,948)	27,281	(757)	26,524
Loss for the period		—	—	—	(15,683)	(15,683)	(156)	(15,839)
Other comprehensive loss		—	—	9	—	9	—	9
Total comprehensive loss		—	—	9	(15,683)	(15,674)	(156)	(15,830)
Share-based payments	12	—	494	—	—	494	—	494
As of September 30, 2019		1,903	45,836	(7)	(35,631)	12,101	(913)	11,188

		Attributable to the owners of the parent
				Currency			Non-
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2020		2,383	98,099	—	(40,622)	59,860	(938)	58,922
Loss for the period		—	—	—	(24,675)	(24,675)	(61)	(24,736)
Other comprehensive loss		—	—	4	—	4	—	4
Total comprehensive loss		—	—	4	(24,675)	(24,671)	(61)	(24,732)
Share-based payments	12	—	2,542	—	—	2,542	—	2,542
Issuance of shares	10	240	22,969	—	—	23,209	—	23,209
Exercise of options		30	(30)	—	—	—	—	—
Transaction costs		—	(779)	—	—	(779)	—	(779)
Disposal of non-wholly owned subsidiary	6.2	—	—	—	—	—	268	268
Acquisition of non-wholly owned subsidiary		—	—	—	(780)	(780)	705	(75)
As of September 30, 2020		2,623	122,831	4	(66,077)	59,381	(26)	59,355

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

1 General company information

Centogene N.V. (“the Company”) and its subsidiaries (“the Group”) focus on rare diseases and seek to transform real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies. The mission of the Company is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers.

On November 7, 2019, the Company completed an initial public offering (“IPO”) and has since been listed on Nasdaq Global Market under stock code “CNTG”. We have historically conducted our business through Centogene AG (which is now known as Centogene GmbH), and therefore our historical financial statements present the results of operations and financial condition of Centogene AG and its controlled subsidiaries. In connection with our initial public offering, Centogene N.V. became the holding company of Centogene AG on November 12, 2019, and the historical consolidated financial statements of Centogene AG became the historical consolidated financial statements of Centogene N.V. Centogene N.V. is a public company with limited liability incorporated in the Netherlands, with registered office located at Am Strande 7 in 18055 Rostock, Germany and Dutch trade register number 72822872.

On March 5, 2020, the Company resolved that Centogene AG shall be converted into a German limited liability company and renamed Centogene GmbH. Such conversion became effective upon the registration in the German commercial register on June 29, 2020. Unless otherwise stated, “Centogene GmbH” also refers to the historical operations of Centogene AG throughout the notes.

In July 2020, the Company completed a follow-on public offering of 3,500,000 common shares of the Company (the “July 2020 Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, were EUR 22 million to the Company.

2 Basis of preparation

The interim condensed consolidated financial statements for the three and nine months ended September 30, 2019 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2018 and 2019 and for the three years ended December 31, 2019. Unless otherwise specified, "the Company" refers to Centogene N.V. and Centogene GmbH throughout the remainder of these notes, while "the Group" refers to Centogene N.V., Centogene GmbH and its subsidiaries.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020 (see note 2.2). The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several other amendments and interpretations apply for the first time in 2020, but do not have an impact on the interim condensed consolidated financial statements of the Group.

These interim condensed consolidated financial statements are presented in euro, which is the Group's functional currency. Unless otherwise specified, all financial information presented in euro is rounded to the nearest thousand (EUR k) in line with customary commercial practice.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

2.1 COVID-19 reporting

Due to the growth and significance of the COVID-19 business in relation to the total activities of the Group, the COVID-19 testing business is managed and reported as a separate segment beginning in the third quarter of 2020. In the second quarter 2020 report, furnished to the SEC on Form 6-K on September 23, 2020, the financial impact of the COVID-19 business has been reported as a part of our Diagnostics segment, whereas it has been separated from the Diagnostics segment and included in the year-to-date COVID-19 financials in this report.

In the third quarter of 2020, the Company entered into a collaboration agreement with Dr. Bauer Laboratoriums GmbH, Rostock (hereafter ‘Bauer GmbH’). Bauer GmbH supports Centogene in certain areas of its COVID-19 testing business by providing the medical laboratory services to facilitate Centogene to perform its COVID-19 testing business activities. Bauer GmbH is wholly owned by a long-time employee of Centogene, who from a medical perspective and by observing the Medical Association's professional code of conduct continues to operate as an independent medical physician.

As per the criteria in IFRS 10, Centogene assessed the control it has over Bauer GmbH and concluded to consolidate the activities of Bauer GmbH in the Group from the third quarter of 2020. Centogene does not own any shares in Bauer GmbH. However, based on the analysis of all facts and circumstances surrounding the close collaboration with Bauer GmbH and the employment relationship with the sole shareholder of Bauer GmbH, this shareholder is considered as a de facto agent. Centogene meets the criteria of the control model under IFRS 10 as it has exposure to variable returns and the ability to use power to affect returns. Bauer GmbH has a share in the net result of the respective COVID-19 testing business which has been accounted for under non-controlling interest.

2.2Effects of new accounting standards

The following amendments and interpretations apply for the first time in 2020 and had no impact on the unaudited interim condensed consolidated financial statements of the Group:

●	Amendments to IAS 1 and IAS 8: Definition of Material
●	Amendments to IFRS 3: Definition of a Business
●	Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform
●	References to the Conceptual Framework for Financial Reporting issued on 29 March 2018

3 Effect of COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019, has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and requiring maintenance of physical distance between individuals. Due to the complexity of the overall factors, which cannot be reliably separated from unrelated drivers of changes in the Group’s financial performance, the impact of the pandemic could not be quantified.

For more information, also refer to note 2.1 COVID-19 reporting and to notes 4 and 5 below on the new COVID-19 segment.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

4 Revenues from contracts with customers

Three months ended September 30

in EUR k	Three Months Ended September 30, 2019
	Pharmaceutical	Diagnostics	Total
Rendering of services	4,512	6,805	11,317
Sales of goods	321	—	321
Total Revenues from contracts with external customers	4,833	6,805	11,638

Recognized over time	4,512	6,805	11,317
Recognized at a point in time	321	—	321
Total Revenues from contracts with external customers	4,833	6,805	11,638

Geographical information
Europe	18	1,945	1,963
—Germany*	18	78	96
Middle East	—	3,407	3,407
—Saudi Arabia#	—	1,921	1,921
North America	4,815	325	5,140
—United States#	4,815	307	5,122
Latin America	—	829	829
Asia Pacific	—	299	299
Total Revenues from contracts with external customers	4,833	6,805	11,638

* country of the incorporation of Centogene GmbH

# countries contributing more than 10% of the Group’s total consolidated revenues for the three months ended September 30, 2019

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

in EUR k	Three Months Ended September 30, 2020
	Pharmaceutical	Diagnostics	Covid-19	Total
Rendering of services	3,598	5,069	26,795	35,462
Sales of goods	202	—	641	843
Total Revenues from contracts with external customers	3,800	5,069	27,436	36,305

Recognized over time	3,598	5,069	8,693	17,360
Recognized at a point in time	202	—	18,743	18,945
Total Revenues from contracts with external customers	3,800	5,069	27,436	36,305

Geographical information
Europe	39	1,547	27,238	28,824
—Germany*#	20	52	26,568	26,640
—Netherlands**	—	—	2	2
Middle East	26	2,648	—	2,674
North America	3,735	333	197	4,265
—United States#	3,735	299	197	4,231
Latin America	—	398	1	399
Asia Pacific	—	143	—	143
Total Revenues from contracts with external customers	3,800	5,069	27,436	36,305

* country of the incorporation of Centogene GmbH

** country of the incorporation of Centogene N.V.

# countries contributing more than 10% of the Group’s total consolidated revenues for the three months ended September 30, 2020

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

Nine months ended September 30

in EUR k	Nine months ended September 30, 2019
	Pharmaceutical	Diagnostics	Total
Rendering of services	12,545	20,028	32,573
Sales of goods	986	—	986
Total Revenues from contracts with external customers	13,531	20,028	33,559

Recognized over time	11,964	20,028	31,992
Recognized at a point in time	1,567	—	1,567
Total Revenues from contracts with external customers	13,531	20,028	33,559

Geographical information
Europe	298	5,357	5,655
—Germany*	213	211	424
Middle East	61	10,117	10,178
—Saudi Arabia#	—	5,102	5,102
North America	13,172	1,646	14,818
—United States#	13,172	1,280	14,452
Latin America	—	2,148	2,148
Asia Pacific	—	760	760
Total Revenues from contracts with external customers	13,531	20,028	33,559

*country of the incorporation of Centogene GmbH

# countries contributing more than 10% of the Group's total consolidated revenues for the nine months ended September 30, 2019

in EUR k	Nine months ended September 30, 2020
	Pharmaceutical	Diagnostics	Covid-19	Total
Rendering of services	11,478	16,308	28,848	56,634
Sales of goods	812	—	683	1,495
Total Revenues from contracts with external customers	12,290	16,308	29,531	58,129

Recognized over time	11,478	16,308	9,215	37,001
Recognized at a point in time	812	—	20,316	21,128
Total Revenues from contracts with external customers	12,290	16,308	29,531	58,129

Geographical information
Europe	106	4,282	29,323	33,711
—Germany*#	58	144	28,645	28,847
—Netherlands**	—	3	2	5
Middle East	74	8,852	—	8,926
North America	12,110	1,446	206	13,762
—United States#	12,110	1,254	206	13,570
Latin America	—	1,362	2	1,364
Asia Pacific	—	366	—	366
Total Revenues from contracts with external customers	12,290	16,308	29,531	58,129

* country of the incorporation of Centogene GmbH

** country of the incorporation of Centogene N.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

# countries contributing more than 10% of the Group's total consolidated revenues for the nine months ended September 30, 2020

The Group collaborated with the majority of our pharmaceutical partners on a worldwide basis in 2019 and 2020. In addition, in cases where our pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics segment and COVID-19 segments are based on the location of each customer.

Pharmaceutical segment

During the three and nine months ended September 30, 2020, revenues from one pharmaceutical partner represented 7.3% and 14.4% respectively, of the Group's total revenues (the three and nine months ended September 30, 2019: 25.4% and 26.5%, respectively).

During the nine months ended September 30, 2019, we have entered into two collaborations with an existing pharmaceutical partner, of which upfront fees of EUR 430k, representing the transaction price allocated to the one-off transfer of the Group's intellectual property, were received and recognized as revenues. No such revenues were recognized in the three and nine months ended September 30, 2020 and the three months ended September 30, 2019.

Covid-19 segment

The Company has commenced testing for COVID-19 in March 2020. Starting from the Mecklenburg-Western Pomerania region of Germany focusing on employees and essential workers in Rostock, the testing for COVID-19 was further expanded to nursing homes as well as to high school students in Germany, and made available to the rest of the world in May 2020. Some of the tests are offered free of charge by the Company, while others are offered in collaboration with the state government, educational institutions and other companies, as well as via the online marketplace. In particular we expanded our COVID-19 testing and entered into new collaborations during the third quarter by launching a CE-labelled CentoSwab (a two-component dry plastic swab for oropharyngeal swab sampling), and opened test centers at Hamburg Airport, Düsseldorf Airport, the Free State of Bavaria and Munich and Nuremberg Central Stations.

COVID-19 revenues are based on a negotiated price per test or on the basis of agreements covering tests to be performed over defined periods. Given the short turnaround time for the COVID-19 tests, revenues from COVID-19 tests that are on a price per test basis are considered as recognized at a point in time. Revenues from COVID-19 tests that are on the basis of agreements covering tests to be performed over defined periods are considered as recognized over time.

During the three and nine months ended September 30, 2020, revenues from two COVID-19 partners represented 25.4% and 23.9% for the quarter and 15.9% and 15.0% for the nine months ended, respectively, of the Group’s total revenues.

To support the expansion of test offerings, the Company acquired laboratory facilities and equipment, developed a Corona Test Portal and leased laboratory space at several locations in Germany. Additionally, COVID-19 testing capacity is provided through our custom-built CentoTruck, a mobile laboratory in a container setup to carry out the COVID-19 analysis. Total investments in COVID-19 testing as of September 30, 2020 amounted to approximately € 6.3 million, of which approximately € 4.8 million and €0.6 million, respectively, are included in property, plant and equipment and right-of-use assets. An amount of € 0.9 million is included in intangible assets and relates to the development of the Corona Test Portal.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

5 Segment information

Three months ended September 30

in EUR k	Three months ended September 30, 2019
	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	4,833	6,805	—	11,638

Adjusted EBITDA	3,400	757	(4,917)	(760)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	—	150	276	426
Additions to intangible assets	1,672	—	578	2,250

Other segment information
Depreciation and amortization	281	542	789	1,612
Research and development expenses	—	—	2,011	2,011

in EUR k	Three months ended September 30, 2020
	Pharmaceutical	Diagnostics	Covid-19	Corporate	Total
Total Revenues from contracts with external customers	3,800	5,070	27,435	—	36,305

Adjusted EBITDA	871	(1,210)	9,516	(10,261)	(1,084)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	3	195	2,900	516	3,614
Additions to intangible assets	218	—	361	237	816

Other segment information
Depreciation and amortization	617	650	110	1,134	2,511
Research and development expenses	—	—	—	4,796	4,796

Nine months ended September 30

	Nine Months Ended September 30, 2019
in EUR k	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	13,531	20,028	—	33,559

Adjusted EBITDA	9,561	1,298	(14,922)	(4,063)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	179	419	668	1,266
Additions to intangible assets	3,458	—	1,908	5,366

Other segment information
Depreciation and amortization	794	1,627	2,040	4,461
Research and development expenses	—	—	6,119	6,119

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

	Nine Months Ended September 30, 2020
in EUR k	Pharmaceutical	Diagnostics	Covid-19	Corporate	Total
Total Revenues from contracts with external customers	12,290	16,309	29,530	—	58,129

Adjusted EBITDA	5,278	(2,736)	10,306	(26,369)	(13,521)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	304	585	5,400	2,352	8,641
Additions to intangible assets	3,072	—	888	821	4,781

Other segment information
Depreciation and amortization	1,688	1,757	164	3,334	6,943
Research and development expenses	—	—	—	10,606	10,606

Adjustments

Corporate expenses, depreciation and amortization, interest and similar income and expenses, as well as share-based payment expenses are not allocated to individual segments as the underlying instruments are managed on a group basis. Current taxes and deferred taxes are allocated to Corporate as they are also managed on a group basis.

Increases in corporate expenses for the three and nine months ended September 30, 2020 are mainly due to our continued international growth and business expansion. The increase is also due to the costs of operating as a public company, such as additional legal, accounting, corporate governance and investor relations expenses, and higher directors' and officers' insurance premiums.

Corporate expenses for the three and nine months ended September 30, 2020 included expenses related to the July 2020 Offering as described in note 1 of EUR 105k and EUR 278k, respectively. Corporate expenses for the nine months ended September 30, 2019 also included real estate transfer tax of EUR 1,200k related to an intercompany sale of land and building. No such expenses were incurred in the nine months ended September 30, 2020 (see note 7).

Capital expenditure consists of additions of property, plant and equipment, right-of-use assets and intangible assets. All of such assets are located in Germany, which is the country of the registered office of the Company, except for property, plant and equipment of EUR 552k (December 31, 2019: EUR 286k) and right-of-use assets of EUR 792k (December 31, 2019: EUR 1,042k), which is located in the United States.

Reconciliation of segment Adjusted EBITDA to Group loss for the period

For the three months ended September 30	2019	2020
Reported segment Adjusted EBITDA	4,157	9,177
Corporate expenses	(4,917)	(10,261)
	(760)	(1,084)
Share-based payment expenses (Note 12)	(471)	(1,149)
Depreciation and amortization	(1,612)	(2,511)
Operating loss	(2,843)	(4,744)
Financial costs, net	(1,433)	(793)
Income taxes expenses	—	(103)
Loss for the three months ended September 30	(4,276)	(5,640)

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

For the nine months ended September 30	2019	2020
Reported segment Adjusted EBITDA	10,859	12,848
Corporate expenses	(14,922)	(26,369)
	(4,063)	(13,521)
Share-based payment expenses (Note 12)	(5,299)	(2,542)
Depreciation and amortization	(4,461)	(6,943)
Operating loss	(13,823)	(23,006)
Financial costs, net	(1,853)	(1,498)
Income taxes expenses	(163)	(232)
Loss for the nine months ended September 30	(15,839)	(24,736)

6 Other income and expenses

6.1Other operating income

	For the Three months ended September 30		For the Nine months ended September 30
in EUR k	2019	2020	2019	2020
Government grants	363	535	1,833	1,940
Income from the reversal of provisions	—	—	89	—
Gain on disposal of property, plant and equipment	532	—	532	—
Others	40	144	169	485
Total other operating income	935	679	2,623	2,425

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants.

6.2Other operating expenses

	For the Three months ended September 30		For the Nine months ended September 30
in EUR k	2019	2020	2019	2020
Currency losses	—	23	2	60
Others	—	30	—	131
Total other operating expenses	—	53	2	191

During the nine months ended September 30, 2020, the Group disposed of its entire 51% interest in LPC GmbH (“LPC”) to the minority shareholders for a consideration of EUR 213k, of which EUR 200k is to be paid over a period of four years (and included in other assets, see note 8). The related non-controlling interest of EUR 268k (accumulated share of loss) was debited to profit or loss, and the sale resulted in a loss of EUR 101k.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

7 Sale and Leaseback transaction

In June 2019, in preparation for a sale and leaseback transaction, the Company sold its land and building (the Rostock headquarters building) with a carrying value of EUR 22,778k to another subsidiary of the Group. Such intercompany transaction resulted in a real estate transfer tax expense of EUR 1,200k and was recognized in the three and nine months period ended September 30, 2019.

8 Trade receivables and other assets

in EUR k	Dec 31, 2019	Sep 30, 2020
Non‑current
Other assets - Rental deposits	1,948	1,853
Other assets – Others	—	100
	1,948	1,953
Current
Trade receivables, net	12,709	22,674
Contract assets, net	3,884	3,113
Receivables due from shareholders	2,766	—
Other assets	5,846	4,055
	25,205	29,842
Total non-current and current trade receivables and other assets	27,153	31,795

Trade receivables and contract assets

Trade receivables are non-interest bearing and are generally due in 30 to 90 days. In general, portfolio-based expected credit loss allowances are recognized on trade receivables and contract assets.

Considering the potential impact of the COVID-19 pandemic on the global economy, the Group has re-assessed the credit loss rates in relation to the outstanding trade receivables and contract assets as follows:

in EUR k	Dec, 2019	Sep 30, 2020
Not past due	11,102	21,273
Past due 1-30 days	1,113	1,033
Past due 31-90 days	1,708	1,247
Past due more than 90 days	5,005	7,380
Total gross amount of trade receivables and contract assets	18,928	30,933

Expected credit loss rate
Not past due	0.3%	0.7%
Past due 1-30 days	1.0%	5.9%
Past due 31-90 days	1.2%	10.1%
Past due more than 90 days	45.4%	65.3%
Expected credit loss rate on total gross trade receivables and contract assets	12.3%	16.6%

Expected credit loss	2,335	5,146

Based on the re-assessment the Group recognized impairment losses on receivables and contract assets arising from contracts with customers, included under impairment of financial assets in the consolidated statement of comprehensive loss, amounting to EUR 1,147k and EUR 2,821k, respectively, for the three and nine months ended September 30, 2020 (the three and nine months ended September 30, 2019: EUR 92k and EUR 554k, respectively).

Receivables due from shareholders

In 2016, the Group established a virtual share option program ("2016 VSOP") under Centogene GmbH that entitled the management board to grant virtual share options to individuals, in regard to services they provide and their

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020 continuous commitment to the Group. Upon completion of the IPO in November 2019, all options granted under the 2016 VSOP were vested immediately in full, and the holders of vested options were entitled to receive a direct cash payment from the Company according to the calculation as stipulated in the 2016 VSOP, which is determined based on the IPO price of the shares of Centogene N.V. and the exercise prices of the vested options.

The payables by the Group to the holders of vested options were recorded as a liability with a carrying amount of EUR 2,766k by the end of December 31, 2019 (see note 11.2). As the payments to the option holders would be reimbursed by certain original shareholders to the Company, corresponding receivables against shareholders were recorded. Such receivables were considered as additional capital from shareholders and recorded against equity (capital reserve). Upon the completion of the July 2020 Offering, the relevant payables to the holders of vested options were settled by the proceeds received from such original shareholders from the sale of their shares.

Other assets

The non-current portion of other assets mainly include cash deposit of EUR 1,500k (used to secure a bank guarantee of EUR 3,000k) relating to the leases of Rostock headquarters building, cash deposits of EUR 128k (used to secure a bank guarantee of EUR 257k) relating to the leases of Berlin office and EUR 191k for the leases of certain plant and machineries. It also includes the consideration receivable for the sale of LPC of EUR 200k, among which EUR 100k is due after 1 year (see note 6.2).

The current portion of other assets include prepaid expenses of EUR 1,483k (December 31, 2019: EUR 3,481k) as well as receivables from grants of EUR 1,268k (December 31, 2019: EUR 409k).

9 Cash and short-term deposits

As of September 30, 2020, the Group has pledged its short-term deposits with carrying amount of EUR 1,500k (December 31, 2019: EUR 1,500k) and EUR 2,500k (December 31, 2019: EUR 2,500k) respectively, to fulfil collateral requirements in respect of existing secured bank loan and overdraft facility up to EUR 2,500k. In addition, the Group has pledged its short-term deposits of EUR 1,000k (December 31, 2019: EUR nil) related to another overdraft facility up to EUR 500k.

The restriction applying to the collateral may be terminated at any time subject to the full amount of the relevant bank loans and the overdrafts being repaid.

10 Equity

As discussed in note 1, Centogene N.V. became the parent holding company of the Group on November 12, 2019 as part of the IPO process. All share, per-share and related information presented in the financial statements and corresponding disclosure notes have been retrospectively adjusted, where applicable, to reflect the impact of the share split resulting from the reorganization.

In July 2020, the Company completed a follow-on public offering of 3,500,000 common shares of the Company, consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of USD 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, were EUR 22 million to the Company.

Capital reserve

As of September 30, 2020, capital reserve included a share premium of EUR 107,499k, being amounts paid in by shareholders at the issuance of shares in excess of the par value of the shares issued, net of any transaction costs incurred for the share issuance.

In addition, it also included amounts recorded in respect of share-based payments. For additional information on the share-based payments, see note 12.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

11 Financial liabilities

11.1Interest-bearing liabilities

in EUR k	Dec 31, 2019	Sep 30, 2020
Non‑current liabilities
Non‑current portion of secured bank loans	968	501
Municipal loans	610	—
Total non‑current loans	1,578	501
Lease liabilities	18,069	18,052
Total non‑current liabilities	19,647	18,553

Current liabilities
Current portion of secured bank loans	802	868
Other bank loans	—	406
Bank overdrafts	2,636	3,345
Municipal loans	250	—
Total current loans	3,688	4,619
Current portion of lease liabilities	3,635	3,295
Total current liabilities	7,323	7,914

Total non‑current and current liabilities	26,970	26,467

As of September 30, 2020, short-term cash deposits of EUR 1,500k (December 31, 2019: EUR 1,500k) were used to secure the secured bank loan outstanding (see note 9).

Other bank loans outstanding as of September 30, 2020 represented bank loans granted under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Subject to certain reporting and review requirements, the Company may apply for forgiveness of the amount after the 24-week period beginning on the date of first disbursement of the loans. The Company is in the process of preparing the relevant application and anticipates the result of the forgiveness will be available in the first half of 2021. The amount which is forgiven will be considered as government grant income, while any remaining amount not forgiven will be repaid by the Company. Accordingly, the entire amount was classified as current.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

The following table is based on the original terms and conditions:

Conditions and statement of liabilities

The outstanding interest-bearing liabilities as of September 30, 2020 and December 31, 2019 have the following conditions:

				Dec 31, 2019		Sep 30, 2020
				Nominal	Carrying	Nominal	Carrying
in EUR k	Currency	Nominal interest rate	Maturity	amount	amount	amount	amount
Secured bank loan	EUR	3.95%	2018‑25	1,770	1,770	1,369	1,369
Other bank loan	USD	1%	2020-22	—	—	406	406
Municipal loan	EUR	8.25%; plus 1.5% profit-related; 0.75% on losses	2018-23	500	500	—	—
Municipal loan	EUR	8%; plus 1.5% profit-related; 0.75% on losses	2021	360	360	—	—
Bank overdrafts	EUR	4.46%	Rollover	476	476	490	490
Bank overdrafts	EUR	3.75%	Rollover	2,160	2,160	2,405	2,405
Bank overdrafts	EUR	3.59%	Rollover	—	—	450	450
Lease liabilities	EUR	2.1%-3.5%*, 5.4%-8.9%	2017-31	21,704	21,704	21,347	21,347
Total interest‑bearing financial liabilities				26,970	26,970	26,467	26,467

*     represents the incremental borrowing rate of the Group at the commencement of the leases

The bank overdrafts of EUR 2,405k as of September 30, 2020 (December 31, 2019: EUR 2,160k) were secured by short-term deposits with a carrying amount of EUR 2,500k (December 31, 2019: EUR 2,500k) (see note 9). The bank overdrafts of EUR 490k (December 31, 2019: EUR 476k) were secured by guarantees provided by certain of the Company's shareholders as of December 31, 2019, and these guarantees were released providing security over a short-term deposit with a carrying amount of EUR 500k subsequent to the year end (see note 9).

The municipal loan due to MBMV (Mittelständische Bürgschaftsbank Mecklenburg-Vorpommern) of EUR 860k outstanding as of December 31, 2019 was secured by guarantees provided by the Group's shareholders, and were released upon full repayment in February 2020.

11.2Trade payables and other liabilities

in EUR k	Dec 31, 2019	Sep 30, 2020
Trade payables	8,554	12,052
Government grants (deferred income)	11,289	10,646
Liability for Virtual Stock Option Program	2,769	—
Contract liabilities	3,748	3,134
Others	5,258	9,866
Trade payables and other liabilities	31,618	35,698
Non‑current	9,941	9,296
Current	21,677	26,402

Government grants mainly include investment-related government grants. These were received for the purchase of certain items of property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, "Verbesserung der regionalen Wirtschaftsstruktur" (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. Additional grants received during the nine months ended September 30, 2020 are related to the purchase of certain items of property, plant and equipment amounted to EUR 390k (the nine months ended September 30, 2019: EUR 341k).

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

In addition, other liabilities include a provision for outstanding invoices of EUR 4,675k (December 31, 2019: EUR 1,210k) which mainly relates to pandemic related invoices, personnel-related liabilities for vacation and bonuses totaling EUR 2,662k (December 31, 2019: EUR 2,264k), a VAT payable of EUR 963k (December 31, 2019: EUR 1,311k receivable), as well as liabilities for wage and church tax of EUR 478k (December 31, 2019: EUR 376k). Other liabilities as of September 30, 2020 do not include costs related to the July 2020 Offering, while other liabilities as of December 31, 2019 included costs relating to the IPO of EUR 565k.

12 Share-based payments

At September 30, 2020 the Group had the following share-based payment arrangements.

(i)  Equity share option - Replacement (ESOP 2017)

In 2017, the Group established a second virtual share option program ("2017 VSOP”) that entitled the management board to grant virtual share options to individuals, in regard to services they provide and their continuous commitment to the Group.

For the nine months ended September 30, 2019, the Group recognized EUR 5,299k of share-based payment expense in the statement of comprehensive income in relation to the cash-settled virtual share option programs of Centogene GmbH, which were cancelled upon completion of IPO.

In connection with the IPO (see note 1), a transfer agreement was entered into between the holders of the 2017 VSOP, Centogene GmbH and the Company in November 2019, under which the 2017 VSOP was terminated, and the option holders were granted new share options of Centogene N.V. (“ESOP 2017”). This transaction was accounted for as a replacement, no incremental fair value arose on this transaction.

The number of options granted to each holder under ESOP 2017 was based on the number of options granted to them under 2017 VSOP and the IPO price of Centogene N.V. Accordingly, 805,308 new share options were granted pursuant to Centogene N.V’s long-term incentive plan (the “Long-term Incentive Plan”), with each option representing one common share of Centogene N.V., and an exercise price equal to the nominal value of the share of Centogene N.V., which is EUR 0.12.

The options were considered vested upon the completion of the IPO, but were not exercisable in the first 180 days subsequent to the listing (lock-up period).

The remaining contractual life for the share options as at September 30, 2020 is 9.25 years (December 31, 2019: 10 years).

The share options issued under ESOP 2017 are equity-settled and the fair value of the options were fully recognized in equity under capital reserve on the date of grant, i.e. at the replacement date.

(ii) Equity share option 2019 (ESOP 2019)

In 2019, an agreement was entered into between the Company and an individual of the Supervisory Board. According to this agreement, a total of 396,522 options, each option representing one common share, were granted pursuant to the Long-term Incentive Plan to the individual Supervisory Board member with exercise price equaling to the IPO price, which is EUR 12.58 per option, on the date of the IPO of the Company. The vesting period shall be three years commencing on the day of grant, where one-third of the granted options shall be vested at the end of each year of grant, and the first year ending on March 31, 2020.

The contractual life for the share options as at December 31, 2019 is ten years and the weighted average fair value of options outstanding was EUR 9.08. The share options issued under “ESOP 2019” will be equity-settled and the fair value of the options were recognized in equity under capital reserve, based on the fair value on the date of grant, and will be charged to profit or loss over the vesting period by using the graded vested approach. For the three and nine

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020 months ended September 30, 2020, the Group recognized EUR 336k and EUR 1,728k respectively, of share-based payment expense in the statement of comprehensive income.

(iii) Long-Term Incentive Plan (LTIP)

In 2019, the Company established a Long-Term Incentive Plan (“LTIP”) that entitled the Supervisory Board or the Management Board, as applicable, to grant share-based awards to members of the Supervisory Board, members of the Management Board, employees, officers and certain other service providers. Under the LTIP, the maximum number of shares underlying awards made under the LTIP (excluding awards granted in replacement of other awards in connection with an acquisition, merger or business combination) shall not exceed 13% of the Company’s issued share capital immediately following the completion of the initial public offering of the Company's ordinary shares, provided that, on January 1, 2020 and on January 1 of each calendar year thereafter, such maximum number shall be increased with an additional number of shares equal to 3% of the Company’s issued share capital on such date (or any lower number of Shares as determined by the Supervisory Board).

Effective as of September 11, 2020, the Supervisory Board granted members of the Management Board the following options and restricted stock units ("RSUs") under the LTIP:

a.	to the Company’s Chief Executive Officer: 36,175 Options and 72,350 RSUs;
b.	to the Company’s Chief Financial Officer: 16,250 Options and 32,250 RSUs; and
c.	to the Company’s Chief Information Officer: 15,000 Options and 30,000 RSUs.

Effective as of September 11, 2020, the Management Board granted 87,500 options and 75,000 RSUs to other key current and former executive officers.

Apart from one award that immediately vested in full on the grant date and another award that vests in three equal tranches on each anniversary of its date of first employment, all other awards referred to above shall vest in three equal tranches from January 1 following the grant date, in accordance with the following vesting schedule:

i.	one third of the awards vest on January 1, 2021;
ii.	one third of the awards vest on January 1, 2022; and
iii.	one third of the awards vest on January 1, 2023.

All of the foregoing awards vest in full upon the occurrence of a change of control as defined by the LTIP, unless the holder is no longer eligible to participate in the LTIP at that time.

The options referred to above vest only if the 20-trading day volume-weighted average stock price of the Company's shares preceding the vesting date of each tranche exceeds the exercise price of USD 11.60. This hurdle is considered a market condition. Therefore, expenses would not be reversed, if the tranches do not ultimately vest. The RSUs referred to above have no performance-based vesting criteria. RSUs represent a right to receive a payment equal to the value of the RSU at the exercise date. The company has a choice to settle either in cash, in shares or a combination thereof. In line with this policy both types of awards are to be settled in shares and expire on the 10th anniversary of the grant date.

The fair value of the options as of the grant date was determined using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved. The input variables include stock price volatility of 75% based on other public companies in the relevant industry, and risk-free interest rate of 0.8% to estimate the probability of satisfying the market conditions and the resulting fair value of the award.

For the three and nine months ended September 30, 2020, the Company recognized EUR 812k of share-based payment expenses in the statement of comprehensive income in relation to these awards under the LTIP plan.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

13 Commitments

Future payments for non-cancellable leases

The Group has various lease contracts in relation to the expansion of the Rostock headquarters and leasing of the Frankfurt laboratory, Airport Berlin, Airport Düsseldorf, Airport Frankfurt and additional laboratory space in Hamburg. The future lease payments and utilities for these non-cancellable lease contracts are EUR 380k within one year, EUR 1,838k within five years and EUR 5,012k thereafter (December 31, 2019: EUR nil).

The Group has various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are EUR 75k within one year (December 31,2019: EUR 72k) and EUR 23k within five years (December 31, 2019: EUR 36k).

Future payment obligations

As of September 30, 2020, the Group concluded agreements with suppliers, for goods and services to be provided subsequent to September 30, 2020 with a total payment obligation of approximately EUR 7,131k (December 31, 2019: EUR 802k).

14 Contingent Liabilities

In May 2016, the Company was informed in writing by the Universitair Medisch Centrum Utrecht (‘‘UMCU’’) that a claim had been initiated against UMCU regarding a prenatal diagnostic test that the Company conducted at their request which failed to identify a specific mutation present in a patient. On November 8, 2018, the UMCU and Neon Underwriting Limited formally filed a legal claim in the local court in Rostock, Germany against the Company alleging that the Company’s negligence in performing the test resulted in the misdiagnosis of the patient. UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018 the Regional Court of Rostock set the amount in dispute at EUR 880k.

On November 12, 2018, the Company submitted a notice to the Regional Court of Rostock of the intention to defend against the claim. On January 3, 2019, the Company filed a motion to dismiss in which the Company denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness. Following a request by the Court, the Director of the Institute of Genetics at the University of Bonn recommended a professor for human genetics from the University of Aachen be appointed as an expert witness in this case. The Company agreed to such recommendation.

As of September 30, 2020, the dispute amount was EUR 1.3 million. The claim was assigned to a new judge, due to an illness of the preceding judge, while the decision to appoint the recommended expert witness has not yet been finalized.

The Company intends to continue to rigorously defend its position and considers that it is not probable the legal claim towards the Company will be successful and as a result has not recognized a provision for this claim as of September 30, 2020. In addition, in case a settlement would be required, the Company believes that the corresponding liability will be fully covered by the respective existing insurance policies.

The higher regional court of Rostock issued a final decision by which it renders a contract entered into between the State of Mecklenburg-Western Pomerania (“MVP”) and the Company for Corona testing as invalid with retroactive effect under a public procurement litigation case. Under this contract, the Company has invoiced and received a total amount of EUR 2.3 million. Since the contract was rendered invalid, MVP now has a claim under German law against the Company for repayment of the full amount invoiced and received. The Company at the same time has a claim against MVP for compensation for the value of services provided in expectation of the validity of the contract.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2019 and September 30, 2020 and for the three months and nine months ended September 30, 2019 and 2020

In the typical scenario, the amounts of these two claims would equal each other and could be offset against each other. However, there can be no assurance that MVP will take the view that the amount of its claim equals and offsets the amount of the Company’s claim. To the extent MVP’s claim exceeds the Company’s claim against MVP, Centogene may ultimately have a payment obligation, which could materially adversely affect the Group’s financial position and results of operations.

15 Subsequent Events

Leadership transition

On October 20, 2020 the Company announced that Prof. Arndt Rolfs, the Company’s founder and former Chief Executive Officer (CEO), has decided to step down as CEO of Centogene as of October 20, 2020, and that Andrin Oswald, M.D., will join the Company as CEO effective December 1, 2020. Prof. Rolfs has agreed to serve as an advisor during the transition period until December 31, 2020.

The financial impact of the departure of Prof. Rolfs, in the fourth quarter of 2020, are additional expenses relating to one full year’s base salary aggregating to EUR 565k, as well as additional share-based payment expenses of EUR 162k and EUR 620k respectively relating to all LTIP options and RSUs granted in 2020 that would vest immediately.

LTIP grant of restricted stock units

In October 2020, 251,500 RSUs granted to employees were issued, subject to the terms of the LTIP, the applicable award agreement and the terms specified in the authorization from the Supervisory Board for this purpose. The awards will vest in three equal tranches over a three-year period from January 1, 2021 to January 1, 2023.